EXHIBIT 99.1 Notice to ASX/LSE Rio Tinto Board changes 16 March 2023 Rio Tinto has appointed Dean Dalla Valle and Susan Lloyd-Hurwitz as non-executive directors. Mr Dalla Valle and Ms Lloyd-Hurwitz, both Australian citizens, will join the Board on 1 June 2023 and will therefore stand for election at the annual general meetings of the company in 2024. Mr Dalla Valle brings four decades of operational and project management experience in the resources and infrastructure sectors, having previously been Chief Commercial Officer at BHP and Chief Executive Officer of Pacific National. He has held numerous leadership roles, working across all major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Mr Dalla Valle is also an experienced non-executive and currently serves as Chair of hydrogen electrolyser technology company Hysata. Ms Lloyd-Hurwitz brings extensive leadership experience in Australia’s built environment sector, having been Chief Executive Officer and Managing Director of Mirvac Group for over a decade. She is known for her transformational leadership on cultural change, gender equity, diversity and inclusion, and sustainability. Ms Lloyd-Hurwitz currently serves as Chair of the Australian National Housing Supply & Affordability Council, President of Chief Executive Women, and is a Global Board member at leading international Business School INSEAD. Rio Tinto Chair Dominic Barton said “Dean and Susan will deepen the Board’s capabilities and experience in key areas we had identified that needed strengthening, and I am greatly looking forward to working with them both. “Dean is highly regarded across the mining industry for his deep operational and technical experience and acumen, with a clear focus on safety. His vast experience of developing complex mining projects and of operating across various commodities on multiple continents will be invaluable. “Susan is highly respected for her transformational leadership and brings a deep understanding of sustainability which is critical as we work with our customers to decarbonise our entire value chains. At Mirvac, Susan established a strong culture that was purpose driven, commercial, inclusive and innovative and this experience will be particularly important for Rio Tinto as it continues on its own journey of cultural transformation.” Dean Dalla Valle said “I am pleased to be joining Rio Tinto, and believe that the clear objectives and strategy it has adopted will create a stronger company, able to thrive in a decarbonising world. I look forward to playing my part in this journey, particularly as Rio begins now to develop and operationalise its suite of key capital projects.” Susan Lloyd-Hurwitz said “I look forward to joining Rio Tinto as it continues its focus on operational excellence and am excited about the work ahead in effecting the cultural transformation and decarbonisation of the business.” Rio Tinto confirms that there are no further matters to be disclosed pursuant to Rule 9.6.13(1)-(6) of the Listing Rules of the UK Listing Authority. LEI: 213800YOEO5OQ72G2R82

Notice to ASX/LSE 2 / 3 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com